06006183

NITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 28 2006
WASH, D.C. 153 SECTION

SEC FILE NUMBER
8-52688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viewpoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

960 SW Disk Drive, Suite 103
(No. and Street)

Bend (City) OR (State) 97702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth A. Leyton 541-388-8828
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isler & Co., L.L.C.
(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue, Suite 2900, Portland, OR 97201-5692
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VIEWPOINT SECURITIES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2005

WITH

INDEPENDENT AUDITORS' REPORT

VIEWPOINT SECURITIES LLC

Year ended December 31, 2005

Table of Contents

ISLER & CO. L.L.C.
Certified Public Accountants
and Business Advisors

OFFICES:
PORTLAND
EUGENE
KLAMATH FALLS
MEDFORD

Independent Auditors' Report

February 9, 2006

To the Members and Management Committee
Viewpoint Securities LLC
Bend, OR 97702

We have audited the accompanying balance sheet of Viewpoint Securities LLC (a Delaware limited liability company) as of December 31, 2005, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viewpoint Securities LLC as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the members, management, and customers of the Company, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and is not intended to be and should not be used by anyone other than these specified parties.

Isler & Co., L.L.C.
Isler & Co., L.L.C.
Portland, Oregon

1300 SW FIFTH AVENUE, SUITE 2900 • PORTLAND, OREGON 97201-5692 • (503) 224-5321 • FAX (503) 224-8605
portland@isler.com • www.isler.com

VIEWPOINT SECURITIES LLC

Balance Sheet

December 31, 2005

ASSETS

Cash and cash equivalents	$	4,898
Commissions receivable		50,111
Prepaid expenses		3,059
Good faith deposits		113,234
Equipment, net of accumulated depreciation		11,870
Total assets	$	183,172

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued liabilities	$	81,511
Members' equity		101,661
Total liabilities and members' equity	$	183,172

See accompanying notes to financial statements.

VIEWPOINT SECURITIES LLC

Statement of Income

Year ended December 31, 2005

Revenues:	
Commission revenue	$ 788,937
Interest income	36,743
Service fees	22,033
Other income	21,825
Total revenues	869,538
Expenses:	
Clearance charges	230,263
Commissions	133,000
Salaries and benefits	106,447
Professional fees	90,294
Management fees	78,597
Travel and entertainment	49,296
Occupancy costs	42,577
Research costs	22,000
Interest	20,488
Communications	10,431
Other general and administrative expenses	42,529
Loss on disposal of assets	9,623
Total expenses	835,545
Net income	$ 33,993

See accompanying notes to financial statements.

VIEWPOINT SECURITIES LLC

Statement of Changes in Members' Equity

Year ended December 31, 2005

Balance at December 31, 2004	$ 159,058
Member contributions	184,000
Member distributions	(275,390)
Net income	33,993
Balance at December 31, 2005	$ 101,661

See accompanying notes to financial statements.

VIEWPOINT SECURITIES LLC

Statement of Cash Flows

Year ended December 31, 2005

Cash flow from operating activities:	
Net income	$ 33,993
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,893
Write-off of note receivable	3,636
Loss on disposition of assets	9,623
Changes in:	
Increase in commissions receivable	(4,905)
Increase in good faith deposits	(113,234)
Increase in accounts payable	55,058
Increase in accrued interest on subordinated debt	2,000
Decrease in securities sold short	(16,482)
Decrease in prepaid expenses	161
	(28,257)
Cash flow from investing activities:	
Repayments of notes receivable from related parties	80,568
Purchase of fixed assets	(12,997)
Repayments of subordinated borrowings	(200,000)
	(132,429)
Cash flow from financing activities:	
Member contributions	184,000
Member distributions	(275,390)
	(91,390)
Net change in cash	(252,076)
Cash at beginning of year	256,974
Cash at end of year	$ 4,898
Supplemental disclosure of cash flow information:	
Interest paid	$ 19,488

See accompanying notes to financial statements.

VIEWPOINT SECURITIES LLC

Notes to Financial Statements

December 31, 2005

Note 1 - Summary of significant accounting policies

Nature of business

Viewpoint Securities LLC (the Company) is a Delaware limited liability company formed on March 16, 2000, as Wahoo Institutional Trading LLC. During 2002, the Company changed its name to Viewpoint Securities LLC. The rights and obligations of the equity holders of the Company (the Members) are governed by the Amended and Restated Limited Liability Company Agreement (the Operating Agreement). The Company does not have a termination date. Generally, the liability of the members of the Company is limited to the members' total capital contributions. In accordance with its Operating Agreement, the Company has a right of first refusal to purchase a member's interest proposed to be sold to a third party.

Business operations are conducted from the Company's offices in Bend, Oregon and Del Mar, California. The Company, as a registered broker-dealer with the Securities and Exchange Commission and as a member of the National Association of Securities Dealers, Inc., provides securities investment and brokerage services to its clients. For the year ended December 31, 2005, substantially all commissioned brokerage transactions were settled through ADP Clearing and Outsourcing Services Inc. and Bear Stearns Securities Corporation pursuant to fully disclosed Clearing Agreements.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

VIEWPOINT SECURITIES LLC

Notes to Financial Statements (Continued)

December 31, 2005

Note 1 - Summary of significant accounting policies (continued)

Commissions and commissions receivable

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Because management considers commissions receivable to be fully collectible at December 31, 2005, no allowance for doubtful accounts has been recorded. If amounts become uncollectible, they will be charged to operations when that determination is made.

Good faith deposits

The Company is required to keep a minimum cash balance of $100,000 in a collateral account through Bear Stearns Securities Corporation for brokerage transactions. The Company also settles brokerage transactions through ADP Clearing and Outsourcing Services Inc. A collateral account of $12,210 exists at December 31, 2005 with ADP Clearing and Outsourcing Services Inc.

Equipment

Equipment is stated at cost. Maintenance, repairs, and minor replacements are expensed. Depreciation of equipment is computed using straight-line methods over their estimated useful lives, which range from three to seven years. Depreciation expense was $1,893 for the year ended December 31, 2005. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss recognized.

Guaranteed payments to members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the limited liability company (LLC) rather than as allocations of the LLC's net income. Guaranteed payments to members were $30,946 for the year ended December 31, 2005, and have been included in management fees.

VIEWPOINT SECURITIES LLC

Notes to Financial Statements (Continued)

December 31, 2005

Note 1 - Summary of significant accounting policies (continued)

Income taxes

The Company is treated as a partnership for income tax purposes. The Company, as a partnership, is not a taxpaying entity for federal or state income tax purposes. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income of the Company is passed through to its members and is taxed on their individual income tax returns.

Use of estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VIEWPOINT SECURITIES LLC

Notes to Financial Statements (Continued)

December 31, 2005

Note 2 - Related-party transactions

A portion of the Company's commission revenue for the year ended December 31, 2005, was derived from brokerage transactions conducted on behalf of Coby Capital, an investment advisory firm located in Bend, Oregon, and whose principal controlled approximately 34% of the ownership interests in the Company prior to April 1, 2005.

At December 31, 2004, the Company recognized subordinated debt of $200,000 which was borrowed from two of its members. The subordinated notes carried interest at 12% which was due monthly. These borrowings were considered capital under regulatory net capital rules. The subordinated debt was repaid in 2005. Accrued interest for one of these notes was $2,000 at December 31, 2005 and was paid on January 26, 2006.

The Company had a note receivable from one of its members in the amount of $70,000 at December 31, 2004. The note receivable was noninterest-bearing and matured in February 2005. The Company also had open accounts receivable of $14,204 due from related companies as of December 31, 2004. During 2005, the Company collected $10,448 of the open accounts receivable due from related companies and wrote off the remaining balance due.

Note 3 - Commissions receivable

Approximately 99% of commissions receivable at December 31, 2005 were due from Bear Stearns Securities Corporation.

Note 4 - Equipment

Equipment consists of the following at December 31, 2005:

Computer equipment	$ 2,054
Software	10,500
Total equipment	12,554
Less accumulated depreciation	(684)
Equipment, net of accumulated depreciation	$ 11,870

VIEWPOINT SECURITIES LLC

Notes to Financial Statements (Continued)

December 31, 2005

Note 5 - Commitments

The Company currently leases office space in Bend, Oregon under an operating lease on a month-to-month basis. The Company also leases office space in Del Mar, California under an operating lease. The Del Mar lease expires November 30, 2010 and requires monthly payments of $3,198. The lease may be terminated by either party with at least 30 days written notice. Rental expense for the year ended December 31, 2005 was $47,385. Rental income received under a sublease agreement involving the Bend office was $5,389 for the year.

Note 6 - Net capital requirements

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. At December 31, 2005, the Company had regulatory net capital of $86,148, which was $80,714 in excess of its required minimum regulatory net capital of $5,434. As of December 31, 2005, the Company's ratio of aggregate indebtedness to regulatory net capital was .946:1.

SUPPLEMENTAL INFORMATION

VIEWPOINT SECURITIES LLC

Schedule I - Computation of net capital pursuant to Rule 15c3-1 required by Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2005

(See Independent Auditors' Report)

Regulatory net capital:	
Members' equity	$ 101,661
Nonallowable assets:	
Prepaid expenses	3,059
Other receivables	584
Equipment, net of accumulated depreciation	11,870
	15,513
Total regulatory net capital	86,148
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5000)	5,434
Excess regulatory net capital	$ 80,714
Aggregate indebtedness	$ 81,511
Ratio of aggregate indebtedness to regulatory net capital	94.6%

Reconciliation with Company's Computation

Regulatory net capital, as reported in the Company's computation in Part IIA of Form X-17a-5, as of December 31, 2005	$ 96,926
Regulatory net capital, as reported above	86,148
Difference	$ (10,778)
Reconciliation of difference:	
Recognize cash adjustments	$ 271
Recognize accounts payable and accrued liabilities	(11,049)
	$ (10,778)

VIEWPOINT SECURITIES LLC

Schedule II - Schedule for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission (exempt)

December 31, 2005

(See Independent Auditors' Report)

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions cleared through another broker-dealer on a fully disclosed basis.

VIEWPOINT SECURITIES LLC

Schedule III - Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (exempt)

December 31, 2005

(See Independent Auditors' Report)

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions cleared through another broker-dealer on a fully disclosed basis.

ISLER&CO. LLC
Certified Public Accountants
and Business Advisors
An Independent Member of Baker Tilly International

OFFICES:
PORTLAND
EUGENE
KLAMATH FALLS
MEDFORD

Independent auditors' report on internal control structure required by Securities and Exchange Commission Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3

February 9, 2006

To the Members and Management Committee
Viewpoint Securities LLC
Bend, OR 97702

In planning and performing our audit of the financial statements and supplemental schedules of Viewpoint Securities LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company for any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1300 SW FIFTH AVENUE, SUITE 2900 • PORTLAND, OREGON 97201-5636 • (503) 224-5321 • FAX (503) 224-8605
portland@isler.com • www.isler.com

Independent auditors' report on internal control structure required by Securities and Exchange Commission Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3 (continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Isler & Co., L.L.C.

Isler & Co., L.L.C.
Portland, Oregon